Engine Capital LP
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
(212) 321-0048

June 17, 2022

SciPlay Corporation
6601 Bermuda Road
Las Vegas, NV 89119
Attention: Board of Directors

Dear Independent Members of the Board:

Engine Capital LP (together with its affiliates, "Engine" or "we") is the second-largest Class A shareholder of SciPlay Corporation ("SciPlay" or the "Company") with an ownership position of 7.4%. We invested in SciPlay due to the attractive category dynamics of social casino games including high player stickiness and long-tenured games, the Company's ability to grow revenue per paying user and payer conversion, its ability to take share in the higher growth casual segment, and its very attractive valuation.

As you know, Light & Wonder, Inc. ("Light & Wonder"), SciPlay's parent company, IPO'ed a portion of SciPlay in 2019 and continues to own 81% of SciPlay. At the time of going public, SciPlay paid $255 million for a perpetual licensing agreement that entitled the Company exclusive access to all content created at Light & Wonder until the third anniversary of the IP License Agreement and non-exclusive access to all IP created or acquired after the third anniversary (the "New Content").[1] As indicated on its most recent earnings call, SciPlay is currently negotiating an extension of this IP agreement with Light & Wonder.

On May 13, 2022, we sent you a private letter expressing our concerns regarding these negotiations. Since then, we have had multiple discussions with management, which have only heightened our initial concern that an extension of this IP is unnecessary. We have repeatedly asked to meet privately with the independent directors to share our views on this topic but were told that such a meeting would be inappropriate, which is why we have been forced to make our concerns public.

In summary, we believe that an extension of this IP agreement is of little value to SciPlay and that potential conflicts of interest could lead SciPlay to provide an unnecessary payment to Light & Wonder. Specifically, we are concerned that SciPlay's management, who is negotiating this agreement with Light & Wonder, is conflicted since its members report to Barry Cottle, the Executive Chairman of SciPlay, who is also the CEO of Light & Wonder. <u>Given the related-party nature of this negotiation and these potential conflicts of interest, we are requesting that the Board form a special committee of independent directors to handle these negotiations and appoint a Lead Independent Director to strengthen the Company's governance.</u>

According to the existing IP Agreement, SciPlay has <u>non-exclusive</u> access to Light & Wonder's New Content for <u>its existing games only</u>. As a result, the only basis for SciPlay to pay additional money to Light & Wonder to extend the IP agreement would be to secure the following rights: 1) to ensure it is able to use the New Content on an exclusive basis in its existing games, and 2) to be able to use the New Content in new games that were not in existence at the time of the signing of the original IP agreement.

Based on our discussions with a number of industry participants, we believe no payment (and certainly no upfront payment) should be made to Light & Wonder because these rights, and therefore an extension of the IP agreement, are of little value to SciPlay for the following reasons:

1. **SciPlay already has access to Light & Wonder's New Content on a non-exclusive basis for its existing social casino games.** It doesn't need to extend the IP agreement to have

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[1] This applies only to existing games at the time of the signing of the initial IP agreement.

access to that content per the initial IP agreement. The only reason to extend the IP agreement would be to ensure that this New Content be exclusive to SciPlay. In practice, we don't believe it is in the best interest of Light & Wonder to license this content to a third party and hurt its large, strategic investment in SciPlay. We are also skeptical that an independent third party would pay much for this New Content since it would be non-exclusive to that independent third party (since SciPlay also has access to it), making it even more unlikely that Light & Wonder licenses it to a third party. Therefore, we do not believe it is justified for SciPlay to pay for this theoretical right of exclusivity and contend that SciPlay should not be forced to pay more than what an independent third party would be willing to spend on the non-exclusive New Content.

2. **The New Content is unlikely to be valuable for the new casual games developed by SciPlay.** We note that since its IPO, SciPlay has not launched any new social casino games and is unlikely to do so, since it can simply continue to add content to those existing games. Therefore, per the initial IP agreement, SciPlay can continue to use the New Content for those social casino games. Meanwhile, SciPlay has focused on creating new games in the casual space, where the New Content (which is focused on the social casino space by virtue of its association with Light & Wonder) is unlikely to be relevant.

3. **The New Content is unproven and therefore, if there is a payment, it should not be an upfront payment.** By structuring a potential extension as an upfront payment (as we believe is currently considered), SciPlay's shareholders would assume the risk associated with the content development. This type of structuring would be highly uncommon in the industry, where such agreements are typically structured as royalty payments. Management seems to be in favor of an upfront payment because it does not impact the Company's EBITDA and EBITDA margin. This should not be the driving factor. Instead, the best risk adjusted decision should be made independently of whether a payment hits the income statement or not.

We are also concerned by the process in which the Company has assessed the value of this IP. We understand that a third-party valuation firm is being given projections from management about the additional cash flows resulting from having access to the New Content. We seriously question how management can assess with any precision the incremental free cash flows from having access to unproven content on a purely exclusive basis versus non-exclusive basis or access to this unproven new casino-theme content for a casual game that has yet to be published. Instead of engaging in this theoretical exercise, we believe Light & Wonder and SciPlay should assess the value of this IP (if any exists) by going to the market and testing what an independent third party would be willing to pay for these rights. SciPlay should not have to pay more than what a third party would pay. We suspect that SciPlay and Light & Wonder would find that this content has de minimis value and that no independent third party would be willing to deliver an upfront payment for this unproven content.

To protect the value of minority shareholders' investment in the Company and ensure that Light & Wonder does not unfairly wield its outsized influence over SciPlay in these negotiations, we believe the independent members of the Board must immediately step in. In light of what we believe are shareholders' valid concerns regarding the Company's intertwined relationship with Light & Wonder – as evidenced by SciPlay's low trading multiple – the Board should treat the potential extension of the IP agreement with Light & Wonder with significant caution.

In conclusion, we are deeply troubled by these developments and are requesting that **1) any negotiation to extend this IP agreement be made by a newly created special committee of the Board and 2) the Board appoint a Lead Independent Director.** We are again requesting a meeting with you as soon as possible to discuss the content of this letter. We have given a lot of thought to this topic and believe we can be helpful to the independent directors. We are reserving all of our rights under Nevada law and otherwise to take whatever actions we may deem necessary in order to protect our interests and the best interests of all SciPlay shareholders from any activities that involve the waste of corporate assets and/or unjustified related-party transactions.

Very truly yours,

Arnaud Ajdler   Brad Favreau
Managing Partner   Partner